UNITED STATES

               SECURITIES AND EXCHANGE COMMISSION

                    Washington, D.C.  20549

                            FORM 6-K
                    REPORT OF FOREIGN ISSUER
            PURSUANT TO RULE 13a-16 or 15d-16 OF THE
                SECURITIES EXCHANGE ACT OF 1934

          For the quarterly period ended June 30, 1999

                       Creo Products Inc.

                        3700 Gilmore Way
                          Burnaby, BC
                            V5G 4M1
            (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

         Form 20-F     [X]          Form 40-F     [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

               Yes     [   ]          No     [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                             82-N/A

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Vancouver, BC, CANADA (10 February, 2000)   Creo Products Inc. (NASDAQ: CREO,
TSE: CRE) announced that it has completed a US$25 million investment in printCafe Inc., as originally announced in a Creo press release dated 25 January, 2000. printCafe is an Internet-based, business-to-business communication and production solution tailored specifically for the printing and graphic arts industries.

Through a wholly owned subsidiary, Creo acquired Preferred stock in the capital of printCafe representing 17.24 per cent of printCafe's voting rights. Creo may, at its option, increase its voting rights by giving notice to printCafe and by paying an exercise/conversion premium. As part of the investment, Creo will have a seat on the board of directors of printCafe Inc., which is held by Amos Michelson, CEO of Creo Products Inc.

"The closing of this deal cements our relationship with the first company in the world to offer total Internet-based commerce and supply-chain solutions for the printing and publishing industries," said Amos Michelson, CEO of Creo Products Inc. "The printCafe solution is based on providing economic benefit to users through the full digital integration of business and print-production systems. The added ability to customize the customer-supplier interface ensures that relationship management remains in the hands of the users, where it belongs, rather than subject to intervention by a third party."

Over the course of the past two months, printCafe has consolidated resources by merging with AHP systems (experts in global scheduling optimization), as well as Programmed Solutions Inc., Hagen Systems, and Logic (providers of advanced business systems for estimating, scheduling, job-tracking, and accounting). Alliances have also been struck with Punch Networks (for Web-based file storage and collaboration services) and R.R. Donnelley Logistics Services (for logistics solutions). Several major end-users, including Time Warner Inc., Moore Corp Ltd., and the Sheridan Group, have already signed on with printCafe.

"We're excited to have finalized our partnership with the world leader in prepress workflow and mission-critical printing hardware," said William Guttman, CEO of printCafe. "Creo's commitment to printCafe has been instrumental in securing significant partnerships and customer relationships throughout the industry."

Launched yesterday at the Seybold Boston Publishing 2000 Conference, printCafe received rave reviews from printers and print buyers for its focus on enhancing existing print relationships, improving communications, and adding
maximum value at all points in the production process.   Its advanced
web-based and software solutions enable printers, tradeshops, and print buyers to specify virtually any type of print project, obtain estimates, manage transactions, monitor ERP information, plan all stages of the production process, track the status of a project in real-time, manage invoicing and process payments, and generate a broad range of performance reports.

printCafe services will be offered free to print buyers and on a subscription basis to printers and suppliers through custom-branded sites and Internet portals.

                          - end text-

Based in Vancouver, Canada, Creo Products Inc. is a world-leading supplier of computer-to-plate (CTP) systems. The company offers a complete family of digital prepress solutions, including thermal imaging devices, copydot scanning systems, and workflow management software. Together with partner Heidelberger Druckmaschinen AG, Creo has installed over 1400 systems worldwide the largest CTP install base in the industry. Creo's innovation, technical excellence, and employee commitment are focused exclusively on providing digital prepress solutions to the graphic arts and printing industries. For additional information, please visit the Creo web site at www.creo.com.

Prograph Systems Inc. developed the first publisher-to-printer job specification system and co-developed all of the major buyer-to-printer transaction standards (e.g. PROSE, JIFFI, SHIP.DAT, etc.). The first company to use these standards commercially in live jobs, Prograph has since engineered digital supply-chain management solutions for media giants Time and People magazines, and for 17 of the top 20 printers in North America. The company serves more than 175 U.S. and international publishing companies representing more than 600 publication titles. Prograph's extensive suite of Web-based services and applications are designed for a wide range of projects, from complex magazines and books to medium-to-small projects such as collateral materials and business cards.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995, including statements with respect to the anticipated cost savings, synergies, and other benefits of the transaction. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

Creo and the Creo logo are registered trademarks of Creo Products Inc. printCafe and the printCafe logo are trademarks of printCafe Inc.

Contacts:

Elaine Coffey
Manager, Media Relations
Vancouver, Canada
Tel:   +1 604 451 2700
Email: ecoffey@creo.com

Katja Mader
Manager, Marketing Communications
Creo Europe
Brussels, Belgium
Tel:   +32 2 711 1400
E-mail: kmader@creo.be

Tracy Rawa
Investor Relations
Vancouver, Canada
Tel:    +1 604 451 2700
E-mail: ir@creo.com



                         - end release -